FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 7, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                This Form 6-K attaches a press release of Luxottica Group S.p.A. ("Luxottica") dated November 28, 2004, relating to Luxottica's offer to purchase all of the outstanding shares of OPSM Group that it does not already own. This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any securities. The offer is being made solely by a Bidder's Statement of Luxottica.

Set forth below is the text of a press release issued on November 26, 2004.

Luxottica Group Announces Off Market Takeover Offer for Minorities in Australia’s OPSM Group

Milan, Italy and Sydney, Australia, November 26, 2004 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) the worldwide leader in the eyewear sector, and OPSM Group Limited (ASX: OPS), the recognized leader in the Australian eyewear industry, today jointly announced that Luxottica Group, through its wholly-owned subsidiary Luxottica South Pacific Pty Ltd, is launching an offer for all of the shares of OPSM Group it does not already own. Luxottica Group currently owns 82.6 percent of OPSM Group shares on issue.

THE OFFER

The terms of the offer will be:

•                  A$4.35 per share cash for each OPSM Group share; and

•                  if Luxottica Group declares the offer unconditional, OPSM Group intends to declare a fully franked special dividend of A$0.15 per share which will be paid to all shareholders (including Luxottica Group). In that circumstance the amount of the dividend will be deducted from the offer price otherwise due to accepting shareholders (resulting in a net price of A$4.20 per share).

The price of  A$4.35 per share represents a premium of approximately:

•                  11.5 percent to the closing price on November 25, 2004 of A$3.90 per OPSM Group share; and

•                  13.6 percent to the volume weighted average price of A$3.83 per OPSM Group share over the last three months.

The franking credits attached to the dividend have the potential to provide additional value, depending on the tax status of the shareholder.

Luxottica Group’s offer is subject to a number of conditions summarized in the Appendix, and is final and will not be increased under any circumstances.

“We believe that the offer is attractive to the OPSM Group shareholders as it allows them to realize value from their holdings in OPSM Group well above current market prices, which already incorporate a takeover premium,” said Leonardo Del Vecchio, Chairman of Luxottica Group

The total value of the offer for the shares not held by Luxottica Group is approximately A$103 million, or approximately Euro 62 million (at an exchange rate of Euro 1 = A$1.66).

Under the proposal, OPSM Group shareholders would not bear any brokerage on the disposal of their OPSM shares

RECOMMENDATION

Mr Leon Pasternak and Mr Ken Potter, the Independent Directors of OPSM Group, have been advised by Caliburn Partnership Pty Ltd (“Caliburn”) and initiated this proposal with Luxottica Group, believing that it is in the best interest of all OPSM Group shareholders.

“OPSM Group is now an extremely illiquid stock and Luxottica Group is providing shareholders the opportunity to realize cash at a significant premium to the current market price, including the payment of a fully franked dividend if the offer is declared unconditional,” said Mr Pasternak.

“We believe that Luxottica Group’s offer provides an excellent outcome and is in the best interests of OPSM Group shareholders. Whilst we will commission an Independent Expert’s Report and await receipt of it before providing a formal recommendation in the Target’s Statement, we believe that the offer is in shareholders interests and we note that the offer is final and cannot be increased.” said Mr Potter.

Luxottica Group and OPSM Group intend to jointly despatch the Bidder’s Statement and Target’s Statement with an Independent Expert’s Report.

For additional information about Luxottica Group and OPSM Group, shareholders can visit the companies’ respective websites at www.luxottica.com and www.opsmgroup.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, risks that the integration with Cole National’s operations will not succeed as currently planned, that expected synergies from the acquisition of Cole National will not be realized as planned,  that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assume any obligation to update them.

APPENDIX

Bid Conditions

The offer will be subject to the following conditions:

•                  Minimum Acceptance Condition - Luxottica Group having an interest in at least 90 percent of the OPSM Group shares on issue and acquiring 75 percent of the OPSM Group shares subject to the offer by the end of the offer period.

•                  Foreign Investment Review Board (FIRB) approval.

•                  Regulatory Approvals - Luxottica Group receiving all other regulatory approvals required from any Government Agency to complete the acquisition of the OPSM Group shares.

•                  Absence of Action by a public authority - No action being taken by a public authority which may impose a material limitation on the ability of OPSM Group to conduct its business or own its assets (excluding action related to the conduct of the bid by ASIC or the Takeovers Panel on application by any person).

•                  Prescribed Occurrences - None of the prescribed occurrences set out in the Corporations Act occurring before the end of the offer period.

Set forth below is the text of a press release issued on December 22, 2004.

Luxottica Group Announces Expected Dividend Payment Date for Fiscal Year 2004

(Milan, December 22, 2004) - Luxottica Group S.p.A. (NYSE: LUX;  MTA: LUX), worldwide leader in the eyewear sector, today announced that it expects to pay dividends for fiscal year 2004 for the Group’s ordinary shares in June 2005.

The Group also announced that it does not expect to adopt a policy of interim dividend distribution.

This press release is issued by Luxottica Group in accordance with procedures specified in Article 66 of the Regulation approved by Consob deliberation no. 11971. With respect to the expected dividend date for the current fiscal year and the policy of dividend distribution, this announcement is specifically made in accordance with, respectively, the rules specified in Article 2, paragraph 1, letter a), of Section IA.2.1 of the Regulation of the Markets Organized and Managed by Borsa Italiana S.p.A. (“Guidelines”) and Article 2, paragraph 1, letter b), of Section IA.2.1 of the for the Guidelines.

Luxottica Group will promptly inform the market of any changes with respect to the dates indicated in this announcement, in accordance with applicable regulation.

Set forth below is the text of a press release issued on December 23, 2004.

Oakley and Luxottica Group Sign New Agreement

FOOTHILL RANCH, California and Milan, Italy, December 23, 2004 - Oakley, Inc. (NYSE:OO) and Luxottica Group, S.p.A., (NYSE: LUX; MTA: LUX) today jointly announced they have agreed to a new contract, effective immediately.  The new commercial agreement sets forth the terms of their relationship through December 31, 2005.

This new commercial agreement represents a new phase in the relationship between Oakley, the leading global eyewear brand, and Luxottica Group, the worldwide leader in the eyewear sector: it establishes the commercial terms applicable for 2005 between Luxottica Group and Oakley and it is the first step towards obtaining an anticipated longer term agreement between the two companies.

The terms of the current agreement include slightly more favorable pricing that will apply globally to the sale of eyewear products and related accessories between the two companies.  No other terms of the agreement were disclosed.

About Oakley, Inc.

Oakley: a world brand, driven to ignite the imagination through the fusion of art and science. Building on its legacy of innovative, market-leading, premium sunglasses, the company also offers an expanding line of electronics, premium performance footwear, apparel, accessories, watches and prescription eyewear to consumers in more than 100 countries. Trailing-12-month revenues through September 30, 2004 totaled $548.9 million and generated net income of $34.8 million. Oakley, Inc. press releases, SEC filings and the company’s Annual Report are available at no charge through the company’s Web site at www.oakley.com

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ’s Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003 the Group acquired OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of Euro 2,824.6 and Euro 267.3 million. Additional information on the company is available on the web at www.luxottica.com

Oakley Safe Harbor Disclaimer

This press release contains certain statements of a forward-looking nature. Such statements are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to growth and strategies, future operating and financial results, financial expectations and current business indicators are based upon current information and expectations and are subject to change based on factors beyond the control of the company. Forward-looking statements typically are identified by the use of terms such as “may,” “will,” “should,” “might,” “believe,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. The accuracy of such statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: risks related to the successful launch, marketing, sale and consumer acceptance of OAKLEY THUMP(tm); the company’s ability to manage rapid growth; risks related to the limited visibility of future sunglass orders associated with the company’s “at once” production and fulfillment business model; the ability to identify qualified manufacturing partners; the ability to coordinate product development and production processes with those partners; the ability of those manufacturing partners and the company’s internal production operations to increase production volumes on raw materials and finished goods in a timely fashion in response to increasing demand and enable the company to achieve timely delivery of finished goods to its retail customers; the ability to provide adequate fixturing to existing and future retail customers to meet anticipated needs and schedules; the dependence on eyewear sales to Sunglass Hut, which is owned by a major competitor and, accordingly, could materially alter or terminate its relationship with the company; the company’s ability to expand distribution channels and its own retail operations in a timely manner; unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction in the rate of reorders placed by retailers; continued weakness of economic conditions could continue to reduce or further reduce demand for products sold by the company and could adversely affect profitability, especially of the company’s retail operations; further terrorist acts, or the threat thereof, could continue to adversely affect consumer confidence and spending, could interrupt production and distribution of product and raw materials and could, as a result, adversely affect the company’s operations and financial performance; the ability of the company to integrate acquisitions and licensing arrangements without adversely affecting operations; the ability to continue to develop and produce innovative new products and introduce them in a timely manner; the acceptance in the marketplace of the company’s new products and changes in consumer preferences; reductions in sales of products, either as the result of economic or other conditions or reduced consumer acceptance of a product, could result in a buildup of inventory; the ability to source raw materials and finished products at favorable prices to the company; the potential impact of periodic power crises on the company’s operations including temporary blackouts at the company’s facilities; foreign currency exchange rate fluctuations; earthquakes or other natural disasters concentrated in Southern California where substantially all of the companies operations are based; the company’s ability to identify and execute successfully cost control initiatives; and other risks outlined in the company’s SEC filings, including but not limited to the Annual Report on Form 10-K for the year ended December 31, 2003 and other filings made periodically by the company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this press release. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

Luxottica Group Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition by Luxottica Group of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Set forth below is the text of a press release issued on January 5, 2005.

Luxottica Group Sells Its Minority Interest in Pearle Europe to HAL Investments

Milan, Italy - January 5, 2005 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced that its subsidiary, Cole National Corporation, today sold all its shares in Pearle Europe B.V., representing approximately 21 percent of that company’s outstanding shares, to HAL Investments B.V., a subsidiary of HAL Holding N.V. (AEX: HTTCU), for a cash purchase price of Euro 144 million (or approximately US$191 million calculated for convenience at the January 4, 2005 noon buying rate). HAL Investments holds the balance of Pearle Europe’s outstanding shares (except for approximately one percent held by management).

Luxottica Group gained control of the Pearle Europe shares in October 2004, as a result of its acquisition of the Cole National business. The sale, Luxottica Group noted, was required by the Articles of Association of Pearle Europe in light of the acquisition. Luxottica Group also noted that holding an interest today in an optical retail chain in the still highly fragmented European market is not strategic for the Group.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium- priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ’s Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003 the Group acquired OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of Euro 2,824.6 and Euro 267.3 million. Additional information on the company is available on the web at www.luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks,

uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition by Luxottica Group of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
DATE: January 7, 2005	ENRICO CAVATORTA, CHIEF FINANCIAL OFFICER